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                                                                     Exhibit 5.1

                              MANAGEMENT AGREEMENT



This Management Agreement by and between:

         U.S. Technologies Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware ("US Tech" or the "Company"), and

         James V. Warren ("Mr. Warren"), a stockholder in US Tech, and

         J.L. (Skip) Moore ("Mr. Moore"), an executive associated with Mr.
         Warren,

establishes certain short term, interim management procedures and conditions for the operation of US Tech as well as certain other related matters all of which are intended to:

         - provide to US Tech during the term of this Agreement the management expertise and experience of Mr. Warren and Mr. Moore and

         - reorganize certain elements of US Tech such that the Company can reduce expenses, increase sales, initiate a return to profitability, and establish a program and strategy for both internal and external growth.

U.S. Technologies Inc., James V. Warren, and J.L. (Skip) Moore are referred to collectively herein as the "Parties".

Now, therefore, in consideration of the mutual agreements, covenants, conditions, and undertakings contained in this Agreement, and for other good and valuable consideration, the Parties agree as follows:

1. This Agreement will be for an initial term of ninety (90) days from the date hereof and will be subject to automatic renewal for additional ninety (90) day terms unless modified or terminated by the Parties.

         a. This agreement may be terminated by any of the parties at any time.

         b. Within ten (10) but no less than five (5) business days of the first or any subsequent expiration date of this Agreement, the Parties will meet to review the operations and financial condition of US Tech, the terms and conditions established in this Management Agreement, and the effect of this Agreement on the operations and financial results of US Tech.

         c. Depending upon this assessment by the Parties as to the progress of US Tech, the contribution of this Agreement to that progress, and the fairness of the terms and conditions established in this Management Agreement to each of the Parties hereto, this Agreement may be:

                  i) extended for an additional ninety (90) day period by mutual consent of the Parties, or

                  ii)      terminated by any of the Parties individually, or

                  iii) have its terms and conditions modified by mutual agreement between the Parties.


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                  iv)      The termination of this Agreement or any modification
                           to its terms and conditions will be made only in writing, and the corporate records will reflect any such termination or modification.

2. During the initial and any renewal terms of this Agreement, but subject to modification as outlined in paragraph 1.b. above, the services of Mr. J.L. (Skip) Moore will be provided to US Tech at no cost to US Tech other than expenses incurred by him as outlined in paragraph 2.e below.

         a. Mr. Moore will be appointed by the Board of Directors of US Tech to the position of Executive Vice-President and Chief Operating Officer of the Company. In this position, Mr. Moore will generally exercise full and complete operating control over the management and affairs of the Company subject to the advice and consent of the Company's Board of Directors and its senior executive officers.

         b. Mr. Moore will generally devote his full time efforts to the business and affairs of the Company subject only to periodic, short term requirements for his services by The Spear Group, Inc.

         c. Prior to December 17, 1999, Mr. Moore will submit to Mr. Warren and Mr. Gregory Earls a report in either verbal or written form which will outline his observations, short term operating plans, and recommendations regarding each of the four current business activities of the Company or short term opportunities for such activities including:

                  i) the electronics manufacturing facility at Lockhart, Texas;

                  ii) the furniture components manufacturing facility at Blythe, California;

                  iii) the motorcycle parts finishing facilities at Moore Haven and South Bay, Florida; and

                  iv) the telephone call center operation planned for a location in Nebraska.

         d. Based on this report from Mr. Moore, he and Messrs. Earls and Warren will collectively establish the short term operating plan for each of these four activities and for the Company as a whole.

         e. Mr. Moore will be reimbursed by the Company, as and when incurred, for any and all out-of-pocket expenses directly related to the execution of his duties with US Tech, including but not limited to travel expenses, with all such reimbursable expenses supported by written expense reports submitted by Mr. Moore to the Company.

         f. At such time, if ever, that Mr. Moore becomes a salaried employee of the Company, his compensation will be established by the Board of Directors of US Tech and, in addition to a salary and benefits commiserate with his position and responsibilities, will include an incentive bonus plan based on his contribution to the return to profitability, growth, and success of US Tech.

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3.       As of the execution date of this Management Agreement, Mr. Gregory
         Earls ("Mr. Earls"), Chairman, President, and a major stockholder of US Tech, agrees to nominate, and to vote his shares and any and all shares under his control including the Series A Convertible Preferred Stock, for the election of Mr. James V. Warren as a Director of US Tech for a term of no less than one year.

         a. During the initial and any renewal term of this Management Agreement, Mr. Earls will also appoint or elect Mr. Warren to the positions of Co-Chairman of the Board of Directors and Co-Chief Executive Officer of the Company in each case to serve with Mr. Earls in these capacities sharing equally the responsibilities and duties associated with these executive positions.

         b. In general, however, the executive duties of Mr. Warren will be devoted principally to the day-to-day operations, accounting, sales, and marketing affairs of the Company; the executive duties of Mr. Earls will be devoted to the Company's financing and long term financial affairs, investor relations, and its acquisition program or other external growth opportunities.

                  i) Both Mr. Warren and Mr. Earls will keep each other well informed as to their activities and decisions made on behalf of the Company and will make no significant material change in either the operations or future direction of the Company without the advice and consent of the other.

         c. Neither Mr. Warren nor Mr. Earls will devote their full time efforts to US Tech but will devote such time as is reasonable required to exercise their duties and responsibilities on behalf of the Company.

         d. At any time that Mr. Earls and Mr. Warren cannot reach mutual agreement as to any action or decision related to the operations of the Company, they will submit the action or decision in dispute to the Company's Board of Directors for final decision or, in the event the Board cannot reach a consensus, Mr. Earls and Mr. Warren will appoint an additional Board member to cast the deciding vote.

4. During the initial and any renewal term of this Management Agreement or until such time as this provision under the Agreement is modified, Mr. Warren will not be compensated by US Tech with regard to his executive positions with the Company.

         a. Mr. Warren will be reimbursed by the Company, as and when incurred, for any and all out-of-pocket expenses directly related to the execution of his duties with US Tech, including but not limited to travel expenses, with all such reimbursable expenses supported by written expense reports submitted by Mr. Warren to the Company.

5. During the initial and any renewal term of this Management Agreement or until such time as this provision under the Agreement is modified, Mr. Earls will waive and will not receive his compensation formally provided by US Tech and will serve in his executive positions as an unsalaried employee of the Company.

         a. Mr. Earls will be reimbursed by the Company for any and all out-of-pocket expenses directly related to the execution of his duties with US Tech, including but not limited to travel expenses, with all such reimbursable expenses supported by written expense reports submitted by Mr. Earls to the Company.


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         b.       It is understood that Ms. Dana Rochelle, assistant to Mr.
                  Earls, will continue to devote her part time efforts to the affairs of US Tech and will be compensated by US Tech for this work at the rate of $20,000 per year.

6. During the term of this Agreement, any appointment to the Company's Board of Directors or any nomination for election to such a Board seat other than those held by Mr. Earls and Mr. Warren will be mutually agreed by Mr. Earls and Mr. Warren.

7. Mr. Earls and Mr. Warren will talk by telephone at least weekly during the initial term of this Management Agreement and no less than bi-weekly during any renewal term of the Agreement regarding the affairs and status of the Company in general as well as their individual areas of responsibility in particular.

         a. The Board of Directors of the Company with Mr. Moore as an invited participant will meet, either in person or by telephone, at least once each month while this Management Agreement is in effect and will meet in person within ten (10) but no less than five (5) business days prior to the first or any subsequent expiration date of this Agreement.

8. It is the intention of the Parties to transfer as quickly as reasonably feasible the accounting and banking activities of US Tech from the Company's facility in Lockhart, Texas to offices in Atlanta, Georgia, and to establish one or more bank accounts for US Tech in Atlanta.

         a. In general, these accounting and banking activities will be under the direction of Mr. Moore who may also hire either a part or full-time accountant or bookkeeper as an employee of US Tech.

         b. Each individual facility of US Tech will maintain a petty cash account which will be funded periodically from the principal Company accounts in Atlanta and will be subject to the control of Mr. Moore.

         c. All Company checks or other withdrawals from the principal bank accounts of US Tech will require no less than two signatures from among the following:

                  i)       Mr. J.L. (Skip) Moore,

                  ii)      Mr. James V. Warren,

                  iii)     Mr. C Gregory Earls, or

                  iv)      the bookkeeper hired as an employee of US Tech.

         d. During the term of this Agreement or until modified as provided in paragraph 1.b above, both the office space and reasonable computer time needed to perform the accounting functions for US Tech will be provided at no cost to US Tech. US Tech will, however, pay for any required computer hardware, software, additional software site licenses, or additional accounting program modules required for the transfer of its accounting functions to Atlanta.

         e. US Tech will not borrow funds or raise other long term or investment capital without the prior approval of its Board of Directors.


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9.       US Tech will indemnify and hold its directors, officers, employees, and agents, including without limitation Messrs. Earls, Warren, and Moore, harmless against losses, claims, damages, and liabilities, joint or several, to which they, acting in their individual or joint capacities, may become subject in connection with their services to be rendered under the provisions of this Agreement, excepting only that the Company will not be liable with respect to any losses, claims, damages, or liabilities that a court having jurisdiction determines resulted from the willful misfeasance or gross negligence of the subject individual.

         a. US Tech agrees to reimburse, as and when incurred, each such indemnified person for all reasonable legal fees, expenses of counsel, and other expenses related to any actions or proceedings to which they may become subject in connection with their services to the Company or any matters which are the subject of this Agreement. The provisions of this paragraph 9 will survive the term of this Agreement.

         b. Throughout the initial and any renewal term of this Agreement, US Tech will maintain in full force and effect a Directors and Officers Liability Insurance Policy with a policy limit of no less than one million dollars ($1,000,000).

10. In no event shall Messrs. Earls, Warren, Moore, or any parties affiliated with them either individually or collectively be responsible for any debts or other obligations of US Tech, for its continuing losses, or for any adverse effects of their decisions regarding the operations of the Company, changes in these operations, or the future direction of US Tech.

11. As a means of improving the short term financial results of US Tech and relieving the immediate impact on its earnings and eventual demands on its cash flow, the Board of Directors of the Company will modify the terms of its Series A Convertible Preferred Stock to eliminate the nine percent (9%) dividend payable on this Preferred Stock subject to the agreement of USV Partners, LLC, holder of all currently outstanding Series A Convertible Preferred Stock, to such dividend elimination and to the related modification of their Investment Agreement with the Company dated as of July 16, 1998.

         a. As compensation to the holders of the Series A Convertible Preferred Stock for the elimination of this dividend, the Conversion Price as established in Section 5 of that certain "Amended Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of U.S. Technologies Inc." executed February 24, 1999 will also be modified such that the Conversion Price will be the average last sale price per share of Common Stock of US Tech for the twenty (20) trading days immediately prior to the execution date of this Management Agreement which Conversion Price is $0.122 per share.

         b. Mr. Earls will use his best efforts, including if applicable casting his USV Partner LLC votes, to have USV Partners, LLC consent to these modifications of the Series A Convertible Preferred Stock and the related Investment Agreement between USV Partners, LLC and US Tech.


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         c.       It is understood that the above changes to the Series A
                  Convertible Preferred Stock are permanent in nature and will not be effected by the expiration, termination, or modification of this Management Agreement.

12. USV Partners, LLC will use its best efforts to sell as promptly as feasible up to 300,000 shares of the Company's authorized but unissued Series A Convertible Preferred Stock at a price of ten dollars ($10.00) per share.

         a. The proceeds from the sale of these shares will be used by the Company to pay certain past due vendor and other payables, as agreed to Mr. Earls and Mr. Warren, for general working capital needs, to support early term losses, and for other investment needs of the Company during the period of this Agreement and the related efforts for its return to profitability and positive cash flow.

         b. A total of two hundred thousand dollars ($200,000) has already been advanced to US Tech by USV Partners prior to the date of this Agreement as a subscription for the purchase of twenty thousand (20,000) of these Preferred Shares, and this subscription is hereby approved by the Parties.

         c. Mr. Warren or his nominees, subject to their qualification as exempt investors under Securities and Exchange Commission
                  (SEC) rules and various state securities laws, will have the option but not the obligation of subscribing for up to twenty-five percent (25%) or approximately seventy-five thousand (75,000) shares of the Series A Convertible Preferred Stock to be sold in this private offering.

                  i) At such time, if ever, that this private offering is fully subscribed, Mr. Earls will advice Mr. Warren that the share subscription is complete. Mr. Warren will then have five (5) business days from such notification in which to advice Mr. Earls of his or his nominees' intention to purchase a portion or all of the seventy-five thousand (75,000) shares reserved for him and will then have fifteen (15) business days in which to exercise this subscription and purchase the subject shares.

         d. In any event, this private offering of up to 300,000 shares of the Series A Convertible Preferred Stock will terminate one year after date of this Agreement unless the offering is extended by mutual agreement between the Parties.

13. As initial compensation for their contribution to US Tech under this Agreement, Mr. Warren and Mr. Moore will be granted, as of the date of this Agreement, qualified stock options under that certain U.S. Technologies Inc. 1999 Stock Option Plan (the "Stock Option Plan") such that:

         a. Mr. Warren will hold options for the purchase of one million five hundred thousand (1,500,000) shares of the Common Stock of the Company and

         b. Mr. Moore will hold options for the purchase of 400,000 shares of the Common Stock.

         c. The option price for the purchase of these shares will be equal to the Conversion Price of the Series A Convertible Preferred Stock as established in paragraph 12.a above.


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         d.       The options held by Mr. Warren and Mr. Moore will be fully vested at such time as this Management Agreement is extended beyond its initial ninety (90) day term and will expire, to the extent not previously exercised, on the tenth (10th) anniversary of that date.

14. Mr. Earls represents to Mr. Warren that, at the present time, he is the only member of the Board of Directors of the Company.

         a. At the present time, there are sufficient authorized but un-issued shares of common stock of the Company to honor the options granted hereunder to Mr. Warren and Mr. Moore.

15. This Agreement will not be assignable to any other party by either Mr. Warren, Mr. Moore, or US Tech. The services to be rendered by Mr. Warren and Mr. Moore hereunder are personal in nature and are to be performed only by them in their individual capacities and not by any other party or nominee.

16. Notices regarding this Management Agreement will be in written form only and will be delivered by certified mail or express delivery, return receipt requested, to:

         a. The Company:      U.S. Technologies Inc.
                              2001 Pennsylvania Ave., N.W., Suite 675
                              Washington, DC 20006
                              Attention: Mr. Gregory Earls

            with a copy to:   Mr. H. Lee Rust
                              Florida Corporate Finance
                              333 Golfside Cove
                              Longwood, FL 32779

         b. Mr. Warren:       The Spear Group
                              6525 The Corners Parkway, Suite 300
                              Atlanta, GA 30092
                              Attention:  Mr. James V. Warren

            with a copy to:   Mr. J.L. (Skip) Moore
                              The Spear Group
                              6525 The Corners Parkway, Suite 300
                              Atlanta, GA 30092


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17.      This Agreement supersedes any and all other agreements, either oral or in writing, between the Parties with respect to the subject matter described herein and contains all of the terms, conditions, and agreements between the Parties with respect to such subject matter in any manner whatsoever. Each party to this Agreement acknowledges that no representations, inducements, promises, or agreements, oral or otherwise, have been made by any other party or by anyone named herein and that no other agreement, statement, or promise not contained in this Agreement will be valid or binding. This Agreement may be changed or amended only by an instrument in writing signed by all of the Parties at interest.

This Management Agreement is executed by the Parties on the dates set forth to indicate their agreement with the terms and conditions contained herein:

On behalf of U.S. Technologies Inc. and in his individual capacity by:



/s/ Gregory Earls                   Date: November 29, 1999
--------------------------------          -----------------
Gregory Earls, Chairman



And by Mr. Warren and Mr. Moore in their individual capacities:


/s/ James V. Warren                 Date: November 29, 1999
--------------------------------          -----------------
James V. Warren


/s/ J.L.Moore
--------------------------------    Date: November 29, 1999
J. L. (Skip) Moore                        -----------------







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